Filed by Huffy Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Huffy Corporation

Commission File No. 333-92030

HUFFY CORPORATION

Analyst and Investor Presentation

HUFFY CORPORATION

Agenda

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Cautionary Statement

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Huffy Corporation Strategic Vision and Direction

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Gen-X Sports Overview

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Company History

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Products and Marketing

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Financials

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Strategic Fit with Huffy

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Questions and Answers

HUFFY CORPORATION

This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing products, plans and objectives of management, and markets for the stock of Huffy and Gen-X.  Statements that are not historical facts are forward-looking statements, including, without limitation, those relating to future business prospects, revenues and income, in each case relating to Huffy or Gen-X, respectively, and are necessarily estimates reflecting the best judgment of the respective management of Huffy and Gen-X and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.  This presentation is qualified in its entirety by the cautionary statements contained in the Company’s report on Form 10K, dated February 21,2002 and its registration statement on Form S-4 (File Number 333-92030) which became effective July 31, 2002.

Huffy Corporation (“Huffy”) has filed a registration statement on Form S-4 (File Number 333-92030) in connection with the acquisition of Gen-X Sports Inc. (“Gen-X”). Huffy and Gen-X intend to mail a joint proxy statement/prospectus to their shareholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Huffy with the SEC at the SEC’s web site at www.sec.qov. A free copy of the joint proxy statement/prospectus and these other documents may also be obtained free of charge from Huffy by directing a request to 225 Byers Road, Miamisburg, Ohio 45342, Attn:

Investor Relations. Huffy and its officers and directors may be deemed to be participants in the solicitation of proxies from Huffy’s shareholders with respect to these transactions. Information regarding such officers and directors is included in Huffy’s proxy statement for its 2002 annual meeting of shareholders filed with the SEC on March 6, 2002. This document is available free of charge at the SEC web site www.sec.qov or from Huffy as described above.

HUFFY CORPORATION

Strategic Vision

Within the next five years,

create a diversified branded sporting goods

and retail services company,

with total sales of $750 million to $1.0 billion,

generating above average returns for our shareholders.

HUFFY CORPORATION

Strategic Direction-Huffy

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Strong balance sheet with no debt

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Restructuring has substantially reduced costs and working capital requirements

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Seasoned management team in place in all businesses

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Excellent, cost competitive supplier base in China and Taiwan

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Widely recognized brand name in Huffy® - over 70% brand recognition

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Nationwide service infrastructure in place

Key strategic challenge:  consistency of earnings

and  sustained profitable growth

HUFFY CORPORATION

Strategic Direction-Huffy

Formula for profitable growth:

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Internal growth focused on new products and services

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New product development group created

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Ideation firm retained

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New services (Lowe’s OPE (Outdoor Power Equipment) program)

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Extensive and highly selective acquisition search

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Sporting goods to diversify product line: Gen-X Sports

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Merchandising services: McCalla Companies

HUFFY CORPORATION

Strategic Direction-Huffy

Key Acquisition Criteria:

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Provide profitable growth - in larger product categories than our existing businesses

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Accretive to earnings within a short period of time

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Sustainable, higher gross margins than existing businesses

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Acquisition structure that preserves a strong balance sheet

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Diversification of current customer base

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Barriers to entry - strong brands, patents, customer relationships, etc.

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Further define Huffy as diversified sporting goods/services company versus being predominately a bicycle company

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Increase shareholder value

HUFFY CORPORATION

Gen-X Sports Overview

HUFFY CORPORATION

Multiple brands and products appealing to a broad range of consumers

[LAMAR LOGO]

[RAGE LOGO]

[TOMMY ARMOUR LOGO]

[LTD SNOWBOARDS LOGO]

[GEN-X- LOGO]

[RAM GOLF LOGO]

[OXYGEN LOGO]

[DUKES LOGO]

[TEARDROP GOLF LOGO]

[AIRWALK LOGO]

[VISION LOGO]

[ZEBRA PUTTERS LOGO]

[HESPELER LOGO]

[ULTRA WHEELS LOGO]

[VOLANT SKIS LOGO]

HUFFY CORPORATION

Overview

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Gen-X Sports is headquartered in Toronto, Canada, with offices in Geneva, Switzerland and Minneapolis, Minnesota.

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Gen-X Sports designs, markets, and distributes a wide range of branded sporting goods across multiple channels.

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Action sports products (skateboards, inline skates, helmets, etc.)

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Winter sports products (snowboards, skis, hockey and accessories)

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Golf equipment (clubs, bags, balls and accessories)

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Approximately 75% of sales are in the U.S., with the balance in Canada, Europe and Japan.

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Gen-X Sports focuses on trends and opportunities and is also a third-party purchaser and reseller of sporting goods, hard goods, footwear and apparel.

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Gen-X Sports is a “sales, marketing, and distribution” company — all manufacturing is outsourced.

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Gen-X Sports top fifty customers accounted for 79% of their 2001 sales

HUFFY CORPORATION

Gen-X Sports: Top Twenty Customers -  2001

Ranked By Net Sales

Rank

Customer

Rank

Customer

1

GART SPORTS

11

GLOBAL SPORTS

2

THE SPORTS AUTHORITY

12

DUCKWALL-ALCO STORES

3

WALMART USA

13

MC SPORTING GOODS

4

UNITED MERCHANDISING CORP.

14

HENRY MODELL & CO.

5

THE FORZANI GROUP LTD.

15

NATIONAL SPORTS

6

DICK’S SPORTING GOODS

16

ACADEMY SPORTS

7

SPORT MART SUPERSTORE

17

MARSHALLS

8

DUNHAM’S (HEAD OFFICE)

18

EDWIN WATTS

9

SAM’S CLUB

19

DOMINION REGALIA LTD.

10

COSTCO WAREHOUSE

20

OSHMANS

HUFFY CORPORATION

Senior Management

James J. Salter Chief Executive Officer

Prior to May 1998, James served as CEO and Director of GEN-X Equipment and GEN-X Holdings since he co-founded them in October 1996. Before establishing the GEN-X Sports Companies, James co-founded Ride, Inc. “Ride”, a designer of snowboards and related products, and served as President and co-CEO and a Director of Ride from September 1992 to November 1994. From November 1994 to October 1996, James served as sole CEO and a Director of Ride, a publicly traded company at that time.

Kenneth J. Finkelstein Chairman, Chief Financial Officer

Kenny served as Chief Financial Officer, Secretary and a Director of GEN-X Equipment and GEN-X Holdings since he co-founded them in October 1996. He also served as President of GEN-X Equipment from October 1996 to November 1999. Kenny served as a Director of Ride between February 1994 and October 1996. Kenny is a Chartered Accountant in Canada and was a partner in the public accounting firm of HLB Fuller Jenks Landau in Toronto from 1985 to 1995.

John Collins President/Chief Marketing Officer

Prior to joining Gen-X, John was General Manager of Bauer/Nike Hockey North America, a Nike subsidiary. Prior to the acquisition of Canstar Sports Group (Bauer Inc.) by Nike in 1995, John was Vice President of sales and marketing, having joined Bauer in 1987. John is an original co-founder of Gen-X Sports and has served as a director since his joining the company in 1999.

HUFFY CORPORATION

Gen-X Sports -  Vision and Value Proposition

Gen-X Sports is committed to:

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Delivering branded value to consumers through the quality, performance and innovation of its products.

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Consistently delivering higher than industry average margins to retailers.

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Building, protecting and growing the equity in its brands

Gen-X Sports is focused on:

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Re-engineering, repositioning and marketing branded products to manage distribution channels while increasing market share.

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Maximizing growth potential with specific strategies, unique to each brand and category

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Ensuring that its brands present a profitable solution for retail partners while avoiding channel conflict

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Acquiring or licensing well-recognized brands at advantageous prices

HUFFY CORPORATION

Business Vision in Action

Since acquiring the assets of TearDrop Golf Co. in March, 2001, Gen-X has:

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Closed the former manufacturing facilities and out-sourced production.

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Hired a leading golf club designer (Ralph Maltby) for research, design and development and assembly of new lines of clubs.

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Attracted a high performance sales and marketing team dedicated to the golf business

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Designed and launched new product lines for 2002, including game improvement and forged clubs for the Tommy Armour® and Ram® brands.

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Signed new promotional arrangements with several PGA tour players including - Craig Stadler, Corey Pavin, Tommy Tolles, Paul Goydos - who use Tommy Armour ® clubs.

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Launched an innovative advertising campaign to reestablish Tommy Armour 845 Stripe® irons and woods as premium, high performance clubs.

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Launched a campaign to move the Ram® brand into the “big-box” sporting goods and mass distribution channels.

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Booked and shipped $25.3 million of orders through July 30, a 96.1% increase versus 2001

HUFFY CORPORATION

Gen-X Sports

Product Marketing

HUFFY CORPORATION

Golf

• Designs, markets and distributes:

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irons, woods, wedges, and putters

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golf bags

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balls and accessories

• Markets product under several well-known brands including Tommy Armour®, Ram®, TearDrop® and Zebra®.

•   Estimated market size -  $3.675 billion -  Clubs, accessories and golf balls

•  Demographics and technology favor continued growth for golf equipment    sales

•  Gen-X market share in 2002: Approximately 1.0%

[TOMMY ARMOUR LOGO]

[RAM GOLF LOGO]

[TEAR DROP GOLF LOGO]

[ZEBRA PUTTERS LOGO]

HUFFY CORPORATION

Golf Brand Positioning

Tommy Armour®

Highest quality golf products

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Latest technology and consumer accepted designs

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High performance woods, irons and putters

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Played by PGA professionals on tour yet designed for all handicap levels

Target market

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Green-grass pro shops

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Specialty golf retailers

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Sporting goods retailers with a golf department staff

Ram®

Quality golf products for the mass market

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Consumer accepted designs with pro-line brand image

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High performance woods, irons and putters

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Utilize the Ram® heritage to promote products at all levels

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Designed for all handicap levels

Target market

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Mass merchants

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“Big-box” sporting goods retailers

HUFFY CORPORATION

Action Sports

• Designs, markets and distributes:

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skateboards

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skateboard footwear

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inline skates

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helmets

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and other similar sports-related merchandise.

• Markets product under several brands including Oxygen®, Airwalk®, Rage® and Dukes®.

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Estimated market size: $1.0 billion -  Skateboard, Helmets, Rollershoes, Quad Skates, Inlines, Skate Inspired Footwear

• Identified in recent USA Today feature story as “America’s fastest growing sport”

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Gen-X market share in 2002: Approximately 2.2%

[Oxygen logo]

[Airwalk logo]

[Rage logo]

[Dukes logo]

HUFFY CORPORATION

Action Sports - Brand Positioning

Rage®

“Own the Street”

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Re-launched to revive action sports at the retail level.

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Pro look, pro specs, pro feel

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Value price and excellent retail margin.

Oxygen®

“Technology -  Fit -  Quality”

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Pioneer in the international inline skate industry

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Quality, highly regarded value brand

Dukes®

“Retro -  Skate -  Snow -  Surf”

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California beach lifestyle brand

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Long history as a pure brand in skate and surf

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Limited distribution to key national retailers

Target markets:

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“Big-box” sporting goods

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Mass merchants

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Toy stores

HUFFY CORPORATION

Board Sports

• Designs, markets and distributes:

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snowboards

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snowboard boots

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snowboard bindings and accessories

• Market products under a variety of brands including Lamar®, Limited®, and Sims®.

• Estimated market size: $650 Million -  Snowboards, boots, bindings

• Extensive TV coverage at 2002 Winter Olympics has expanded market and interest in snowboarding

• Gen-X market share in 2002: Approximately 4.4%

[Lamar logo]

[Sims logo]

[LTD Snowboards logo]

HUFFY CORPORATION

Board Sports - Brand Positioning

Lamar®

Performance product aimed at Southern California attitude consumer.

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Fashionable function

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Music and fashion will continue to drive this brands personality.

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Elevate the social position of this consumer in their peer group.

LTD®

Product aimed at a more aggressive, edgier consumer.

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Uncomplicated and uncompromising.

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Commercially acceptable rebellion brand.

Target markets:

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Big box sporting goods

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Mass merchants

Sims®

“The real deal!” Tom Sims - a snowboarding legend

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High-presence marketing

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Legendary product

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Continues to advance snowboarding as a whole

Target market

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Core/Specialty-Retailer distribution

HUFFY CORPORATION

In-Line Skates

• Designs, markets and distributes in-line skates

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Markets product under the UltraWheels®, Street Attack®, Skate Attack®, and Oxygen® brands.

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Estimated market size: $ 200 Million or 4.5 Million pairs

• Gen-X market share in 2002: Approximately 8.9%

[Ultra Wheels logo]

HUFFY CORPORATION

In-Line Skate - Brand Positioning

UltraWheels®

“Some live to ride. Some ride to live. And some people just want to have a good time”

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Clear leader in providing value and excellent fit

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Long standing brand of fitness/recreational/aggressive skates

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Strong distribution into sporting goods channels internationally

Target market:

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“Big box” sporting goods

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Specialty stores

HUFFY CORPORATION

Hockey

• Designs, markets and distributes:

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hockey sticks

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protective equipment

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ice skates.

• Operates under the Hespeler® brand -  represented and supported by hockey superstar Wayne Gretzky.

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Estimated market size: $465 Million -  Sticks, skates, protective equipment

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Gen-X market share in 2002: Approximately 1.7%

[Hespeler logo]

HUFFY CORPORATION

Hockey - Brand Positioning

Hespeler®

“Red, white - black and blue”

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Authentic Canadian hockey brand

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Value to consumer — similar or better features than competitors

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Elevation of brand through technology — one piece stick.

Target markets:

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Independent sporting goods retailers

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“Big- box” sporting goods

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Buying groups

HUFFY CORPORATION

Skis

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Designs, markets and distributes skis, poles and accessories to retailers.

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Markets an innovative and award winning collection under the Volant® brand.

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Estimated market size: $720 Million -  Skis & poles

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Gen-X market share in 2002: Approximately 0.7%

[Volant logo]

HUFFY CORPORATION

Skis -  Brand Positioning

Volant®

“For people who love to ski and for people who ski to live. And for some people who just want to ski their best.. .everyday.

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Appeals to the advanced, active ski enthusiast who seeks an adventurous and irreverent experience

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Long standing brand for the mature advanced skier. . .the Rolex rider!

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Proven equity position in the performance womens’ market

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Strong distribution into ski specialty channels internationally

Target market:

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Specialty ski stores and destination resorts

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Specialty departmentalized “Big Box” sporting goods

HUFFY CORPORATION

Opportunity Division

• This division is focused on trends and opportunities, purchasing and reselling athletic, outdoor, casual and specialty footwear, athletic apparel, winter sports equipment, inline skates, skateboards, watches, and exercise equipment.

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Gen-XS orders product directly from manufacturers to take advantage of a trend or window of opportunity; in other instances this division assists retailers, many of whom are the same retailers that purchase Gen-X Sports branded product lines, dispose of overstocked or slow moving merchandise.

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Gen-X Sports believes that its Gen-XS segment is a distinct strategic advantage in placing its branded product lines with retailers and results in unusually strong relationships with retailers.

HUFFY CORPORATION

Strategic Fit

Gen-X Sports Acquisition

HUFFY CORPORATION

Gen-X Sports is an excellent strategic fit for Huffy

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Broadens existing brand portfolio

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Increases existing product offering

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Diversifies customer base

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Enhances margins

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Improves sales “seasonality”

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Provides Canadian and international expansion

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Strengthens marketing and sales expertise

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Not capital intensive - business model similar to Huffy’s

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Profitable and growing

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Immediately accretive in 2002

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Adds significantly to sales and earnings in 2003

Estimated increase to earnings of $0.35 - $0.55 per share in 2003

HUFFY CORPORATION

Gen-X Sports is profitable and growing

	$ Millions 2001 Actual	Growth Potential
Sales by Product Group
Board Sports	$ 26.6	Excellent
Action Sports	19.9	Excellent
Opportunity	35.4	Flat
Golf	21.7	Excellent
Hockey	1.4	Good
Volant Ski	1.0	Good
Ultrawheels	1.5	Good
Total	$107.5

Net Income	$5.5

Sales include licensing revenue

HUFFY CORPORATION

Gen-X Sports sales, are historically, strongest in the third and fourth quarter - we currently expect that trend to continue in the future

		Huffy		Gen-X
		Sales	Percent	Sales	Percent
2001	Qtr 1	$ 81,243	24.5%	$ 14,790	13.8%
	Qtr 2	86,867	26.2%	20,455	19.0%
	Qtr 3	77,946	23.5%	37,876	35.2%
	Qtr 4	85,082	25.7%	34,347	32.0%
	Total	$331,138	100.0%	$107,468	100.0%

Gen-X has demonstrated sales growth - both organically and through acquisitions

Annual Sales Growth

	Historical				Current Forecast
	1998	1999	2000(1)	2001	2002	2003	2004
Percent Increase vs. Prior Year	48.0%	20.2%	43.5%	37.6%	39.6%	20.0%	19.4%

(1) Excludes scooter sales of $35.0 million in 2000

HUFFY CORPORATION

Current estimate of the impact of acquisition on financials

Estimated Consolidated Income Statement (Huffy & Gen-X) ($ Million)

	2003	2004	2005
Sales	$525.0	$580.0	$640.0
Gross Margin %	21.9%	22.2%	22.5%
Net Income (Midpoint)	$14.8	$18.9	$25.5
Estimated EPS	$.85 - 1.05	$1.10 - 1.30	$1.50 - 1.70
EBITDA	$30.1	$36.5	$45.4

HUFFY CORPORATION

Consolidated Balance Sheet is Solid

Projected Consolidated Balance Sheet (Huffy & Gen-X)

($ Million)	Estimated at year end
	2002	2003
Total Assets	$220.2	$223.5
Total Liabilities	$125.5	$111.3
Shareholder Equity	$94.7	$112.2
Total Debt	$45.3	$19.2

Current forecast, without further acquisitions, is

for Huffy to be debt free in 2004

HUFFY CORPORATION

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Gen-X Sports will continue to be headquartered in Toronto, Canada.

•

A number of synergistic opportunities exist between Gen-X Sports and Huffy Corporation to enhance revenue and earnings. (Not included in financial models — represents “upside”)

Potential ($ million)

Commercial actions, distribution,

$ 5.0 - $ 7.0

SG&A and licensing

HUFFY CORPORATION

Summary

Why Gen-X Sports?

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Immediately accretive to earnings

•

Adds profitable growth to the existing portfolio

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Significant addition to sales and earnings in 2003 and

beyond

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Broadens brand portfolio and sporting goods product offerings.

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Diversifies and expands customer base.

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Enhances North America/International presence.

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Product lines are complementary with existing Huffy product lines (bicycles and basketball backboards).

•

Enhances sales and marketing and acquisition expertise.

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Strong entrepreneurial management team with solid sales

and marketing expertise